SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, DC 20549
                            --------------------
                                SCHEDULE 13D
                               (Rule 13d-101)

           INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
          TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                RULE 13d-2(a)

                        (Amendment No. ___13____)(1)

                         STELMAR SHIPPING LTD. (SJH)
    ---------------------------------------------------------------------
                              (Name of Issuer)

                   Common Stock, Par Value $0.02 per share
    ---------------------------------------------------------------------
                       (Title of Class of Securities)

                                  V8726M103
    ---------------------------------------------------------------------
                               (CUSIP Number)

                             George Karageorgiou
                            c/o Stelinvest Corp.
                                Status Center
                                2A Areos Str.
                             Vouliagmeni, 16671
                               Athens, Greece
                            Tel: 011-301-967-0001
    --------------------------------------------------------------------
                (Name, Address and Telephone Number of Person
              Authorized to Receive Notices and Communications)

                                June 30, 2004
    --------------------------------------------------------------------
           (Date of Event which Requires Filing of This Statement)

        If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

             Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

   ------------
   (1) The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.







        The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).





       CUSIP No. V8726M103
                 ---------

       1.       NAME OF REPORTING PERSONS
                I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                Stelshi Holding Ltd.

       2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                                       (a)    [ ]
                                                                                                        (b)    [X]
       3.       SEC USE ONLY

       4.       SOURCE OF FUNDS*

                WC

       5.       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
                PURSUANT TO ITEMS 2(d) OR 2(e)

       6.       CITIZENSHIP OR PLACE OF ORGANIZATION

                Liberia

       NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON

       7.       SOLE VOTING POWER

                0

       8.       SHARED VOTING POWER

                1,288,584 (See Item 4)

       9.       SOLE DISPOSITIVE POWER

                0

       10.      SHARED DISPOSITIVE POWER

                1,288,584 (See Item 4)

       11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                1,288,584 (See Item 4)

       12.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*                         [ ]

       13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                7.41%

       14.      TYPE OF REPORTING PERSON*

                HC

                                              *SEE INSTRUCTIONS BEFORE FILLING OUT!




       CUSIP No. V8726M103
                 ---------


       1.       NAME OF REPORTING PERSON
                S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                Stelios Haji-Ioannou

       2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                                        (a)    [ ]
                                                                                                        (b)    [X]
       3.       SEC USE ONLY

       4.       SOURCE OF FUNDS

                WC

       5.       CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
                PURSUANT TO ITEMS 2(d) OR 2(e)

       6.       CITIZENSHIP OR PLACE OF ORGANIZATION

                Britain and Cyprus

       NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

       7.       SOLE VOTING POWER:

                0

       8.       SHARED VOTING POWER:

                1,288,584 (See Item 4)

       9.       SOLE DISPOSITIVE POWER:

                0

       10.      SHARED DISPOSITIVE POWER:

                1,288,584 (See Item 4)

       11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                1,288,584 (See Item 4)

       12.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES                          [ ]

       13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                7.41%

       14.      TYPE OF REPORTING PERSON

                IN






        This Amendment No. 13 to Schedule 13D amends the Statement on
   Schedule 13D dated March 6, 2001 (as heretofore amended and supplemented by Amendment Nos. 1 through 12, the "Schedule 13D") filed by Stelshi Holding Ltd., a Liberian corporation ("Stelshi") and Stelios Haji-Ioannou with respect to the shares of common stock, par value $0.02 per share (the "Shares") of Stelmar Shipping Ltd., a Liberian corporation ("Stelmar"). Capitalized terms not defined in this Amendment No. 13 shall have the meanings given to them in the
   Schedule 13D.

        This Amendment No. 13 is being filed to report that the agreement dated May 16, 2004 (the "Agreement") between Stelshi and OMI Corporation, a company organized under the laws of the Republic of the Marshall Islands ("OMI"), with respect to the holding, voting and disposition of the Shares of Stelmar has been terminated, effective June 30, 2004, in accordance with its terms. A copy of the termination agreement (the "Termination Agreement") signed by both parties to the Agreement is attached as Exhibit A to this Amendment No. 13. A copy of the press release issued by Mr. Stelios Haji-Ioannou on June 30, 2004 announcing the termination of the Agreement is attached as Exhibit B to this Amendment No. 13.

   ITEM 4.  PURPOSE OF TRANSACTION.

        Item 4 of Amendment No. 12 to the Schedule 13D is hereby amended and supplemented with the following information:

        The Agreement between Stelshi and OMI with respect to the holding, voting and disposition of the Shares of Stelmar has been terminated, effective June 30, 2004, in accordance with its terms. A copy of the Termination Agreement signed by both parties to the Agreement is attached as Exhibit A to this Amendment No. 13. A copy of the press release issued by Mr. Stelios Haji-Ioannou on June 30, 2004 announcing the termination of the Agreement is attached as Exhibit B to this Amendment No. 13.

        Except as set forth above, the Reporting Persons have no current plans or proposals which relate to or would result in any of the actions specified in clauses (a) through (j) of Item 4 in Schedule 13D.

   ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

        Item 6 of Amendment No. 12 is hereby amended and supplemented with the following information:

        The information set forth in "Item 4 - Purpose of Transaction" of this Amendment No. 13 is incorporated herein by reference.

   ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS

        Item 7 of Amendment No. 12 to the Schedule 13D is hereby amended and supplemented with the following information:

        Exhibit A: Copy of the Termination Agreement terminating the the Agreement.

        Exhibit B: Copy of the press release issued June 30, 2004 by Stelios Haji-Ioannou.









                                  SIGNATURE

        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



                                                July 1, 2004
                                      ----------------------------------
                                                   (Date)



                                      STELSHI HOLDING LTD



                                      By:  /s/ George Karageorgiou
                                           -----------------------------
                                           George Karageorgiou
                                           President



                                      /s/ Stelios Haji-Ioannou
                                      ----------------------------------
                                      Stelios Haji-Ioannou



   Attention: Intentional misstatements or omissions of fact constitute federal criminal violations (see 18 U.S.C. 1001).








                                                                EXHIBIT A
                                                                ---------



                       [OMI Corporation Letterhead]







    June 30, 2004



    Stelshi Holding Ltd.
    Areos 2A Street
    Athens, Greece
    Attention:  George Karageorgiou

    Stelios Haji-Ioannou
    c/o Stelshi Holding Ltd.

    Dear Mr. Karageorgiou:

         This is to confirm our mutual agreement to terminate that certain Agreement, dated as of May 16, 2004, by and among OMI Corporation, Stelshi Holding Ltd., and, with respect to the non-compete provision referenced in Section 4.3 only, Mr. Stelios Haji-Ioannou, as such Agreement was amended by that certain Amendment Agreement dated as of June 2, 2004. This termination is being effected pursuant to Section 5.1(c) of such Agreement.

         Please indicate your agreement by signing below where indicated.

                                   Sincerely,


                                   OMI CORPORATION


                                   By:  /s/ Craig H. Stevenson, Jr.
                                        ----------------------------------
                                        Name:   Craig H. Stevenson, Jr.
                                        Title:  Chairman of the Board
                                                and Chief Executive Officer


    Acknowledged and Agreed:

    STELCHI HOLDING LTD.


    By:  /s/ George Karageorgiou
         ---------------------------
         Name:   George Karageorgiou
         Title:  President


    STELIOS HAJI-IOANNOU
    (with respect to Section 4.3 only)


    By:  /s/ Stelios Haji-Ioannou
         ---------------------------
         Stelios Haji-Ioannou






                                                                 EXHIBIT B
                                                                 ---------



                                PRESS RELEASE
                                -------------


    LONDON, England - June 30, 2004 -- Stelios Haji-Ioannou today announced that the standstill and support agreements entered into between OMI (NYSE:OMM) and certain corporations controlled by members of his family relating to OMI's previously announced offer to merge with Stelmar Shipping (NYSE:SJH) have been terminated in accordance with their terms.

    Stelios Haji-Ioannou said: "We will continue to take steps to protect our investment in Stelmar. I still believe that shareholders in Stelmar will be better off being part of a larger listed entity, and I hope the recently announced review by Stelmar's Board will lead to a speedy decision to put the company up for auction. I know this view is shared by other shareholders in Stelmar who have already suggested the same both publicly and, as I understand, in private communications with the Stelmar Board.